FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Closing of the Sale of its Turkish Development Projects

Toronto, Ontario (October 27, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (together with its direct and indirect subsidiaries, “Alamos” or the “Company”) today announced that its wholly owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. (the “Netherlands Subsidiaries”), have completed the sale of Doğu Biga Madencilik Sanayi ve Tic. A.Ş., their wholly owned Turkish subsidiary, which owns the Kirazlı, Ağı Dağı and Çamyurt projects located in northwestern Türkiye, to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”), a mining company operating in the Republic of Türkiye, for total cash consideration of $470 million (the “Transaction”).
Upon closing, Alamos received $160 million in cash. On the one-year and two-year anniversaries of closing the Transaction, Alamos will receive $160 million and $150 million, respectively (“Anniversary Payments”). The Anniversary Payments are secured by bank guarantees provided by international financial institutions with investment grade ratings which were received on closing.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “expect” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved.
Forward-looking statements in this press release include information pertaining to the Transaction, the consideration payable for the Transaction and the timing of payments. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements or information.
Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this press release include, without limitation: default on either or both of the Anniversary Payments. Additional risk factors are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this press release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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